AMARC DRILLING CONTINUES TO SUCCESSFULLY DELINEATE THE
IKE COPPER-MOLYBDENUM-SILVER DISCOVERY, BRITISH COLUMBIA

November 6, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that assay results have been received from five diamond drill holes recently completed at its IKE porphyry copper-molybdenum-silver discovery. IKE is located 45 kilometers northwest of Gold Bridge, in south-central British Columbia (“BC”) near the heartland of BC’s producing porphyry copper mines.

The five very widely-spaced drill holes, were designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall 3.5 km by 2 km mineralized system discovered at IKE. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. The $1.6 million drill program was funded by Hudbay Minerals Inc. (“Hudbay”) (TSX: HBM; NYSE:HBM). Under the terms of the IKE Project Agreement (see news release dated July 6, 2017) Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project, with Amarc as operator during the exploration stages.

Assay results from the 2018 holes are tabulated below. Drill-hole location maps and cross sections are available at http://www.amarcresources.com/ahr/MapsFigures.asp?ReportID=999999999,684620&ReportIDRef=B557PTNWN3N1Y and a recently updated corporate presentation is also available on the website at www.amarcresources.com.

2018 IKE DRILL HOLES ASSAY RESULTS
Drill Hole ID	Azim (°)	Dip (°)	E.O.H. (m)	Incl.	From (m)	To (m)	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
22	270	-45	639		387	639	252	0.33	0.24	0.019	1.7
				Incl.	411	459	48	0.40	0.31	0.018	2.0
				Incl.	501	639	138	0.40	0.28	0.024	2.1
				and	563	639	77	0.49	0.37	0.025	2.7
23	No significant results
24	270	-45	584		275	575	300	0.17	0.14	0.005	1.2
25	0	-45	572		185	437	252	0.43	0.33	0.020	2.3
				Incl.	215	437	222	0.46	0.35	0.022	2.4
				and	275	437	162	0.54	0.41	0.028	2.8
					461	479	18	0.39	0.16	0.057	1.0
26	90	-45	814		158	809	651	0.30	0.16	0.032	1.2
				Incl.	158	306	147	0.44	0.26	0.042	1.9
				and	158	285	127	0.47	0.28	0.042	2.0
				Incl.	569	779	210	0.36	0.20	0.038	1.4
1.	Width reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3/lb, Mo US$12/lb and Ag US$18/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

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Amarc President, Dr. Diane Nicolson said, “The Amarc team is pleased to report 2018 drill results at IKE that confirm we are advancing an important-scale porphyry copper-molybdenum-silver discovery in the heartland of British Columbia’s producing porphyry copper mines . We are now making plans for an expanded drill program in 2019, with the goal of further delineating the known mineralization at IKE to enable commencement of preliminary engineering.”

The five new 2018 drill holes (numbered 22 through 26) and the previously drilled 21 holes, with a combined total of 15,455 m drilled, have intersected chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 m east-west by 1,000 m north-south and extending vertically over 875 m. Mineralization remains open to expansion.

Selected highlights from all of Amarc’s drill holes at IKE are presented below.

SELECT ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
1	247	0.42	0.28	0.030	2.0
2	123	0.41	0.32	0.017	2.5
3	92	0.41	0.31	0.020	2.1
5	194	0.49	0.30	0.046	0.8
6	308	0.40	0.26	0.032	1.8
8	97	0.46	0.32	0.030	2.2
10	124	0.45	0.34	0.022	3.2
12	214	0.37	0.26	0.023	2.2
13	592	0.44	0.30	0.032	2.1
14	86	0.48	0.33	0.032	2.2
18	111	0.36	0.30	0.010	2.3
20	148	0.54	0.39	0.030	2.9
21	287	0.39	0.30	0.017	2.2
22	138	0.40	0.28	0.024	2.1
25	222	0.46	0.35	0.022	2.4
26	147	0.44	0.26	0.042	1.9
1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculated using: Cu US$3/lb, Mo US$12/lb and Ag US$18/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

The IKE deposit discovery has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at operating BC porphyry copper (± molybdenum ± gold ± silver) mines, which are listed below.

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RESOURCES AND RESERVES AT SELECT BC PORPHYRY COPPER MINES AND PROJECTS
Name[3]	Million Tonnes[2]	Cu%	Mo%	Au g/t	Ag g/t	CuEQ%[1]
Red Chris	1,220	0.33	-	0.33	1.1	0.54
New Prosperity	831	0.23	-	0.41	-	0.48
Mt. Polley	247	0.27		0.26	0.7	0.43
Morrison	267	0.35	0.005	0.17	-	0.47
Mt. Milligan	496	0.19	-	0.36	-	0.41
Ajax	512	0.31	-	0.19	-	0.43
Copper Mountain	233	0.36	-	0.09	1.3	0.43
Gibraltar	700	0.26	0.008	-	-	0.29
Huckleberry	40	0.34	0.010	-	-	0.38
Valley	550	0.29	0.008	-	-	0.32
1.	Copper equivalent (CuEQ) calculated using Cu US$3/lb, Au US$1,250/oz, Mo US$12/lb and Ag US$18/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	Resources estimated at 0.20% copper cutoff. Resources include Measured and Indicated only.
3.	Corporate Website Information – see Amarc corporate presentation for detailed references.

Ron Thiessen, CEO of Amarc said, “Hunter Dickinson Inc. (HDI) associated companies have a long history of discovering and developing porphyry copper deposits in British Columbia that have gone on to generate decades of wealth and opportunity for stakeholders and shareholders alike. We are excited to be combining HDI’s proven porphyry copper discovery skill set with Hudbay’s acknowledged capabilities as a first class mine builder and operator to advance another important porphyry copper development in the province.”

Over the last four years, through combined induced polarization geophysical surveys, talus geochemical sampling and drilling, Amarc has delineated a 3.5 km by 2 km mineralized system which hosts the IKE deposit. Drilling indicates substantial resource volumes that remain open to expansion. Extensive regional surveys have also identified a number of other significant porphyry copper (±molydenum±gold±silver) deposit targets all within 10 km of IKE. Amarc believes the IKE project has the potential to possess the grades and tonnages to develop into an important mining camp.

The 462 km2 IKE property is located 33 km northwest of the historical mining communities of Gold Bridge and Bralorne. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

Amarc Resources Ltd.

Amarc is focused on the discovery and development of a new generation of copper mines in British Columbia. By combining strong projects, financing, timely permitting and successful management, Amarc has created a solid platform to reach that goal. Each of Amarc projects is a district play with a number of high-quality exploration targets clustered in a region, often focused on an outstanding deposit discovery, so increasing it’s potential to host significant new bulk tonnage copper mines.

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Amarc is advancing its three 100% owned IKE, DUKE and JOY porphyry copper deposit projects, located in different prolific porphyry districts in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Hudbay Minerals Inc. is funding development of the IKE and JOY projects in partnership with Amarc, which is operating these exploration and development programs. Amarc is sole funding its DUKE Project. Please see corporate presentation available on Amarc’s website at www.amarcresources.com.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc works closely with local governments, Indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and in a manner that contributes to sustainable community and economic development.

Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

All drill core was logged, photographed and cut in half with a diamond saw. Half core samples from IKE were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by ICP-AES finish.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

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For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen

Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.